One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax

January 14, 2015

VIA EDGAR & Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:      Daniel F. Duchovny, Esq.

Re:	Schedule 13E-3

Filed December 10, 2014 by ChyronHego Corporation, Vector CH Holdings (Cayman), L.P., CH Merger Sub, Inc., Vector Capital IV International, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners III, L.P., Vector Capital Partners IV, L.P., Vector Capital, Ltd., Vector Capital, L.L.C., Alexander R. Slusky, Johan Apel, Westhill Group AB, Sören Kjellin, and Maxflyt AB (the “Filing Persons”)

File No. 005-18273

Preliminary Schedule 14A Filed December 10, 2014 File No. 001-09014

Ladies and Gentlemen:

We are submitting this letter on behalf of ChyronHego Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 2, 2015 (the “Comment Letter”) from Daniel F. Duchovny, Esq. to Megan Gates, Esq. relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) and Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), initially filed with the Commission on December 10, 2014.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company and the other Filing Persons.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

We have filed today with the Commission via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement.

Schedule 13E-3

Introduction

1.

Comment: We note that Mr. Gawell, Mr. Fjellsten and “certain other former shareholders of companies previously acquired by” you will roll over their shares. Please include all of them as filing persons and provide all disclosure required for each filing person added as a result of this comment.

Response: The Company respectfully advises the Staff that Mr. Gawell, Mr. Fjellsten and the other former shareholders of companies previously acquired by the Company (the “Additional Rollover Holders”) are not “filing persons” because (i) they are not “affiliates” of the Company within the scope of Rule 13e-3 and (ii) they are not engaged, directly or indirectly, in the going-private transaction.

As an initial matter, the Company believes that none of the Additional Rollover Holders are “affiliates” subject to Rule 13e-3. Under Rule 13e-3(a)(1), an affiliate of an issuer is “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 provides that the term “control” means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” None of the Additional Rollover Holders are directors or executive officers of the Company; all of the Additional Rollover Holders beneficially own less than 10% of the Company’s outstanding common stock (and all but Mr. Fjellsten beneficially own less than 5% of the Company’s outstanding common stock); and none of them have the power to direct or cause the direction of the management and policies of the Company. Therefore, the Additional Rollover Holders are not affiliates of the Company and should not be considered “filing persons” subject to Rule 13e-3.

In addition, the Company believes that none of the Additional Rollover Holders are engaged, directly or indirectly, in the going-private transaction. The Commission’s Compliance and Disclosure Interpretation 201.05 provides that members of the target company’s management will likely be deemed to have “engaged in” a transaction if they would “hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise’).” None of the Additional Rollover Holders are “engaged in” the present transaction based on the above factors considered by the Commission. First, none of the Additional Rollover Holders will hold a material amount of the surviving company’s outstanding equity securities relative to Vector Capital’s ownership interests in the surviving company. Second, none of the Additional Rollover Holders currently occupy seats on the Company’s board of directors, nor will they will occupy seats on the board of the surviving company. Finally, none of the Additional Rollover Holders are currently in any position to exercise “control” over the Company, nor will they be in any position to exercise “control” over the surviving company.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

Additionally, the Company notes that Rule 13e-3 disclosure was designed primarily to address transactions where management has participated on both sides of a transaction and to prevent the issuer and its affiliates from accommodating their own interests at the expense of unaffiliated securityholders. As further described in Exchange Act Release No. 34-17719 (April 13, 1981), Rule 13e-3 was adopted to protect such unaffiliated securityholders against overreaching by an issuer or its affiliates due to a lack of arm’s length bargaining and the inability of such unaffiliated securityholders to influence corporate decisions to enter into going-private transactions. The Additional Rollover Holders, however, did not participate in the negotiation process of the going-private transaction. The Special Committee and outside legal counsel negotiated all financial and other terms and conditions of the Merger Agreement, and such negotiations did not involve the participation of the Additional Rollover Holders. Additionally, as previously noted, none of the Additional Rollover Holders are currently in control of the Company and will not be in control of the surviving company.

Based on the foregoing discussion, the Company respectfully advises the Staff that it believes that none of the Additional Rollover Holders are “affiliates” of the Company within the meaning of Rule 13e-3 or are engaged, directly or indirectly, in the going-private transaction. Based on the facts and circumstances outlined above, the Company respectfully submits that the Additional Rollover Holders are not required to be included as filing persons in the Schedule 13E-3 in connection with the Merger.

2.

Comment: Remove the statement on page 2 that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company, or of any other filing person, within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 2 of the Amended Schedule 13E-3.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

Preliminary Proxy Statement

Cover Letter

3.

Comment: Please revise the fifth paragraph in this letter, and consistently throughout the proxy statement, to name the “certain other affiliates of Purchaser” whose votes would be excluded from the second required shareholder approval for this transaction.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure throughout the Amended Proxy Statement.

Summary Term Sheet

Position of ChyronHego as to the Fairness of the Merger, page 3

4.

Comment: Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. On page 3, you state that the merger and merger agreement are fair to your shareholders “other than the Rollover Holders.” This disclosure appears to inappropriately include directors and officers of the company that are not Rollover Holders. Be advised that the staff views officers and directors of an issuer as affiliates of the issuer. Please revise the filing to more clearly articulate whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders and apply this comment to the disclosure of all filing persons.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Notice of Special Meeting of Shareholders and throughout the Amended Proxy Statement, including on pages 3, 4, 15, 22, 35, 36, 37, 38, 39, 40, 41 and 59 of the Amended Proxy Statement.

Voting Agreement, page 5

5.	Comment: Please provide us your legal analysis as to why obtaining the agreement to vote shares for approval of the current transaction was not a solicitation subject to Regulation 14A.

Response: The Company respectfully advises the Staff that the agreement to vote shares for approval of the current transaction was not a solicitation subject to Regulation 14A because the Company believes that it falls within the Rule 14a-2(b)(2) exemption for “any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten” based on the facts and circumstances described below.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

In this instance, the request to enter into the Voting Agreement was made by Purchaser, rather than the Company, as a condition and inducement to the willingness of Purchaser to enter into the Merger Agreement. In determining the total number of “persons” for purposes of Rule 14a-2(b)(2), the Company believes that each of the six non-employee directors, including the entities that they control, that signed the Voting Agreement should be treated as a single “person” due to their position as non-employee directors and their collective action in approving the transaction in their capacities as directors, in seeking to ensure the consummation of the transaction and by agreeing to vote their shares in favor of it. With respect to the Voting Parties other than the non-employee directors, Johan Apel, a director and member of management, holds sole voting power of the shares owned by Maxflyt AB due to his positions as sole equity owner and sole director of the entity, and therefore should be counted as only one “person” for purposes of the ten-person calculation. See Crouch v. Prior, 905 F. Supp. 248, 257 (D.V.I. 1995). Similarly, Sören Kjellin, a member of management, holds sole voting power of the shares owned by Maxflyt AB due to his positions as sole equity owner and sole director of the entity, and therefore should be counted as only one “person” for the same reason. See id. Robert A. Rayne, a former director of the Company, shares voting and investment control over the shares of three entities that are parties to the Voting Agreement, and as such, he and those three entities should be considered one “person” for purposes of the ten-person calculation. Thus, the remaining number of “persons” stands at nine following the above-described aggregations and consequently, the Company believes that facts and circumstances of the present case fit within the Rule 14a-2(b)(2) exemption.

The Company further notes the “dearth of precedent discussing the method of calculating whether not more than ten persons were solicited.” Crouch v. Prior, 905 F. at 256. As support for its position, the Company also relies on the policy and purposes of the rule, as reflected in the adopting release and certain releases leading up to such adoption: “assisting shareholders who wish to participate more fully in the affairs of their corporation” with the ability and means to do so, within certain limits. Exchange Act Release No. 34-13901 (September 7, 1977). In providing shareholders with the power to participate more fully, it has been noted that the rule was enacted, at least in part, to assist a shareholder in gauging the amount of support he or she may receive prior to engaging in a proxy fight to challenge the incumbent management. Universal Container Corp. v. Slade, 1971 U.S. Dist. LEXIS 13738 (S.D.N.Y. 1971); but see Crouch v. Prior, 905 F. Supp. at 257 n.12 (declining to address whether Rule 14a-2(b)(2) applies “only at the ‘seedbed’ stage”). Presumably, the ten-person limit fashioned within the exemption was designed to protect against uninformed consent to vote by a broad group of unaffiliated shareholders requiring the protection of the proxy disclosure rules.

Additionally, the Company notes that in Question 239.13 of the Staff’s Securities Act Compliance & Disclosure Interpretations, the Staff recognized the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions. In this instance, each of the Voting Parties is a member of the board of directors, a member of management, a former Chief Executive Officer, a former director and/or a 5% shareholder. As such, except for Michael Wellesley-Wesley, a former Chief Executive Officer, and Robert A. Rayne, a former director, each Voting Party has intimate current knowledge of the Company, including its affairs and strategic alternatives, and Robert A. Rayne is a 5% shareholder of the Company. Moreover, each member of the board of directors voted to approve the Merger Agreement and the Merger, and received and reviewed the fairness opinion and related materials presented to the Special Committee and board of directors. Therefore, the Voting Parties were fully informed regarding the Merger, the Merger Agreement and the Company, and did not require the additional protections afforded by receipt of proxy disclosure in advance of entering into the Voting Agreement in order to make a well-informed decision about whether to enter into the Voting Agreement. In sum, since the Voting Parties were a small group exclusively composed of current or former directors and/or management members and their affiliated entities, the Company does not believe that the Purchaser’s obtaining the agreement of the Voting Parties to vote shares for approval of the Merger constituted a solicitation subject to Regulation 14A.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

Questions and Answers, page 10

6.	Comment: Please consolidate this section with the Summary Term Sheet to avoid duplicate disclosure.

Response: In response to the Staff’s comment, the Company has consolidated the Question and Answers section with the Summary Term Sheet section to avoid duplicate disclosure.

Special Factors

7.

Comment: The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the information statement, immediately  following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate the sections “Caution Regarding Forward-Looking Statements” and “Risk Factors” such that the section captioned “Special Factors” follows the Summary Term Sheet section.

Response: In response to the Staff’s comment, the Company has relocated the sections “Caution Regarding Forward-Looking Statements” and “Risk Factors” accordingly.

Background of the Merger, page 18

8.	Comment: Please revise the entry for January 15, 2014 to disclose why your representatives met with Mr. Ramazetti.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended Proxy Statement.

9.	Comment: Please revise the entry for May 7, 2014 to disclose why Party B was no longer pursuing a transaction in your industry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

10.

Comment: Please disclose why Mr. Apel did not communicate to the board until May 20 of the approach by Vector and other private equity firms. Also, disclose every contact from every potential acquiror besides Party B.

Response: In response to the Staff's comment, the Company has revised the disclosure on pages 13 and 14 of the Amended Proxy Statement. The Company further supplementally notes to the Staff that the Company was only contacted by Parties B, C and D during this time frame, and it has disclosed every contact from those parties.

11.	Comment: Please revise the entry for May 21, 2014 to disclose when Party C first contacted Mr. Apel.

Response: In response to the Staff's comment, the Company has revised the disclosure on page 13 of the Amended Proxy Statement.

12.	Comment: Please revise the entry for May 22, 2014 to disclose the duties and authority given to the special committee.

Response: In response to the Staff's comment, the Company has revised the disclosure on page 13 of the Amended Proxy Statement.

13.

Comment: Refer to the entry for June 3, 2014. Clarify here, or elsewhere as appropriate, whether Mintz Levin was counsel to the board, to the special committee or to both. If it was counsel to both the board and the committee, disclose why the special committee did not retain its own counsel. Please apply this comment to the retention of a financial advisor that appear to have been discussed initially on July 8, 2014.

Response: In response to the Staff's comment, the Company has revised the disclosure on page 14 of the Amended Proxy Statement.

14.

Comment: Please revise this section to be more specific in discussing “open points,” “summary of topics,” “remaining issues” and similar formulations that do not permit a shareholder to understand the specific matters being addressed.

Response: In response to the Staff's comment, the Company has revised the disclosure on pages 17, 19, 20 and 21 of the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

15.

Comment: We note that on September 8, 2014 there was suspension of the negotiations of the transaction. In light of this suspension, please revise your disclosure to explain why the various filing persons continued to negotiate the rollover term sheet and employment agreements and scheduled a visit by a Vector official to your facilities in Sweden. Also, explain in revised disclosure why Mr. Apel and not the special committee or the board, engaged in discussions relating to the “general dynamics of the deal” on October 28 and November 7 and 10, a time prior to the re-establishment of formal discussions with Vector. Was the special committee in charge of the transaction process during this period? Why was Mr. Apel conducting negotiations with Vector during this period?

Response: In response to the Staff's comment, the Company has revised the disclosure on page 19 of the Amended Proxy Statement.

16.

Comment: Refer to the November 8, 2014 entry. Disclose why Duff & Phelps suggested that a “majority of the minority” vote be added to the merger agreement. It appears from the November 11, 2014 entry that such a change to the agreement would allow Duff & Phelps to provide a fairness opinion: please explain why.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended Proxy Statement.

17.	Comment: Revise your disclosure to explain why Mr. Apel presented Mr. Kjellin a draft employment agreement, apparently, on behalf of Vector Capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amended Proxy Statement.

Reasons for the Merger, page 28

18.

Comment: Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction at this time. See Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 24, 34 and 38 of the Amended Proxy Statement.

19.

Comment: Revise the last two sentences in the first paragraph of this section to reconcile them: one sentence refers to the fairness as to one distinct group of shareholders and the other one addresses a different group of shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Proxy Statement.

20.

Comment: Please revise the first bullet point on page 28 to explain what about the company’s business, financial condition, results of operations, management and competitive position, nature of the industry and economic and market conditions the special committee and the board found supportive of their fairness determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

21.	Comment: We note in the second bullet point on page 28 a reference to “strategic options.” Provide the disclosure required by Item 1013(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Proxy Statement.

22.	Comment: Please quantify the costs and expenses referenced in the fourth bullet point on page 29.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amended Proxy Statement.

23.

Comment: We note that the special committee considered the Duff & Phelps analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Duff & Phelps’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amended Proxy Statement.

24.

Comment: On a related note, and provided the special committee adopted Duff & Phelps’s analyses and opinion, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Holders, rather than all security holders unaffiliated with the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 39 of the Amended Proxy Statement.

25.

Comment: We note that Duff & Phelps identified eleven relevant comparable transactions in conducting its Selected M&A Transactions analysis (page 37). Disclose what consideration, if any, the special committee and the board gave to the reliability of that portion of Duff & Phelps’s analyses given its exclusion from the results of the referenced analysis of five of the eleven comparable transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

26.	Comment: Revise this section to disclose what consideration, if any, the special committee and the board gave to the reimbursement of legal fees and expenses related to the merger for Mr. Apel.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amended Proxy Statement.

27.

Comment: Refer to the seventh bullet point on page 29. Revise your disclosure to explain why the premium of the transaction price compared to the market price on March 8, 2013 is relevant given that on March 8, 2013 the stock price represented the market’s valuation of a different company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 36 and 40 of the Amended Proxy Statement to clarify that Chyron Corporation is the predecessor to the Company.

28.	Comment: Refer to the eighth bullet point on page 29. Provide an update on the go shop period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amended Proxy Statement.

29.	Comment: Refer to the first bullet point on page 30. Disclose the basis for your characterization of the termination fee as “relatively low.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amended Proxy Statement.

30.	Comment: Revise your disclosure to address each of the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amended Proxy Statement.

31.

Comment: Revise the first full paragraph on page 32 to disclose how the special committee and the board considered the interests of the company’s officers in the merger in making their fairness determination. Apply this comment also to the Purchaser and Merger Subsidiary disclosure on page 42 and the Rollover Holders disclosure on page 45.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 37 and 40 of the Amended Proxy Statement.

The Special Committee, page 32

32.

Comment: Clarify here, if true, that Mintz Levin was not counsel exclusively to the special committee and disclose whether Mintz Levin continued providing legal advice to the company’s board during the period in which it provided advice to the special committee.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 26 of the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

Opinion of the Special Committee’s Financial Advisor, page 45

33.

Comment: Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, revenue and estimated revenue information for each comparable company and comparable transaction that is the basis for the multiples disclosed on page 37 with respect to the Selected Public Companies analysis, and (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 38 with respect to the Selected M&A Transactions analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 32 of the Amended Proxy Statement.

34.	Comment: With respect to the Discounted Cash Flow analysis, disclose the basis for Duff & Phelps’s use of terminal growth rate of 3.5%.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Amended Proxy Statement.

35.

Comment: Please revise the last sentence of this section to provide the disclosure required by Item 1015(b)(4) of Regulation M-A. The current disclosure does not address all of the required persons referenced in the rule.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Amended Proxy Statement.

36.

Comment: We note that Duff & Phelps provided a presentation on November 16, 2014 and another one on November 17, 2014. Please describe the differences between the presentations. See Item 1015(b)(6) of Regulation M-A.

Response: The Company respectfully advises the Staff that, as discussed on page 22 of the Amended Proxy statement, the Duff & Phelps presentation distributed to the Special Committee on November 17, 2014 was identical to the presentation Duff & Phelps distributed to the Special Committee on November 16, 2014.

37.

Comment: Please add disclosure clarifying how Duff & Phelps’ liability in connection with its opinion letter is limited per the terms of the engagement letter between Duff & Phelps and the company. In that regard, we note the statement on page 5 of Duff & Phelps’s opinion letter in Annex B.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

Position of Purchaser, Merger Subsidiary and Vector Capital as to the Fairness of the Merger, page 40

38.	Comment: Revise your disclosure to address each of the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 36 and 37 of the Amended Proxy Statement.

39.	Comment: Please revise the statement on page 41 that the merger negotiation was conducted on an arm’s length basis. This reference is inappropriate in a transaction with affiliates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Amended Proxy Statement.

Purposes and Reasons of the Rollover Holders for the Merger, page 42

40.

Comment: We note the disclosure that the Rollover Holders “did not undertake a formal evaluation of the fairness of the proposed Merger to ChyronHego shareholders.” This disclosure appears to be contradicted by the disclosure immediately following it. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amended Proxy Statement.

41.	Comment: Revise your disclosure to address each of the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 and 41 of the Amended Proxy Statement.

Estimated Fees and Expenses, page 49

42.	Comment: Explain why the company will reimburse $200,000 to Mr. Apel for legal fees and expenses related to the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amended Proxy Statement.

Important Information Concerning ChyronHego – Selected Historical Financial Data, page 76

43.	Comment: Disclose the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

Certain Projections, page 77

44.

Comment: We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Proxy Statement, including to provide a reconciliation of non-GAAP financial measures included in the unaudited projected financial forecasts for the fiscal years ending December 31, 2014 to 2017 pursuant to Rule 100 of Regulation G. The Company did not include a reconciliation of EBITDA and Adjusted EBITDA for the fiscal years ending December 31, 2018 to 2023 that was included in the unaudited projected financial forecasts that Duff & Phelps used in its analyses because the Company did not prepare projected financial forecasts of net income (loss), the most directly comparable GAAP measure, for those fiscal years. Since the Company did not prepare projected financial forecasts for the most directly comparable GAAP measure with respect to those periods, a reconciliation to net income (loss) has not been included for the fiscal years ending December 31, 2018 to 2023 pursuant to the exemption under Rule 100(a)(2) of Regulation G.

*     *     *     *     *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 14, 2015

We hope that the above responses and the related revisions reflected in the Amended Proxy Statement and the Amended Schedule 13E-3 will be acceptable to the Staff. Please do not hesitate to call me at (617) 542-6000 with any comments or questions regarding the Amended Proxy Statement, the Amended Schedule 13E-3 and this letter. As requested by the Staff in the closing comments of the comment letter, attached hereto as Annex A is a written acknowledgement of certain matters by the filing persons. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates, Esq.

Megan N. Gates, Esq.

cc:	ChyronHego Corporation

Roger L. Ogden, Chairman of the Board and of the Special Committee

Johan Apel, President, Chief Executive Officer and Director

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel DeWolf, Esq.

Vector Capital

David Fishman

Nick Lukens

Shearman & Sterling LLP

Steven L. Camahort, Esq.

Jeffrey Wolf, Esq.

Duff & Phelps, LLC

Andrew Capitman

Greenberg Traurig, LLP

David M. Schwartzbaum, Esq.

ANNEX A

Each of the Company and the other filing persons acknowledges that:

●	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHYRONHEGO CORPORATION

By:	/s/ Dawn R. Johnston
Name: Dawn R. Johnston
Title: Interim Chief Financial Officer, Treasurer and Secretary

JOHAN APEL

/s/ Johan Apel
Johan Apel

SÖREN KJELLIN

/s/ Sören Kjellin
Sören Kjellin

WESTHILL GROUP AB

By:	/s/ Johan Apel
Name: Johan Apel Title: Sole Director

MAXFLYT AB

By:	/s/ Sören Kjellin
Name: Sören Kjellin Title: Sole Director

VECTOR CH HOLDINGS (CAYMAN), L.P.

By:	Vector Capital Partners IV, L.P., its general partner

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Director

CH MERGER SUB, INC.

By:	/s/ James Murray
Name: James Murray Title: President

VECTOR CAPITAL IV INTERNATIONAL, L.P.

By:	Vector Capital Partners IV, L.P., its general partner

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Director

VECTOR ENTREPRENEUR FUND III, L.P.

By:	Vector Capital Partners III, L.P., its general partner

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Director

VECTOR CAPITAL PARTNERS III, L.P.

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
Name: David Baylor Title: Director

VECTOR CAPITAL, LTD.

By:	/s/ David Baylor
Name: David Baylor Title: Director

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name: David Baylor Title: Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

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